FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Proxy Statement: Notice of extraordinary general meeting of shareholders to be held on Monday, December 31, 2007, dated November 26, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: November 26, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Proxy Statement: Notice of extraordinary general meeting of shareholders to be held on Monday, December 31, 2007, dated November 26, 2007.

RADWARE LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, DECEMBER 31, 2007

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting” or the “Meeting”) of RADWARE LTD. (the “Company”) will be held on Monday, December 31, 2007, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.

To approve compensation to the Chief Executive Officer of the Company; and

2.

To approve the grant of stock options to the Chief Executive Officer of the Company.

Shareholders of record at the close of business on December 3, 2007, are entitled to notice of, and to vote at, the meeting.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Extraordinary Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors

CHRISTOPHER MCCLEARY

Executive Chairman of the Board of Directors

ROY ZISAPEL
President and Chief Executive Officer

Date: November 26, 2007

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL

_____________________

PROXY STATEMENT

_____________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 par value per share (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting” or the “Meeting”), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Monday, December 31, 2007 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.

To approve compensation to the Chief Executive Officer of the Company; and

2.

To approve the grant of stock options to the Chief Executive Officer of the Company.

The Company is currently not aware of any other matters that will come before the Meeting.  If any other matters come before the Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Extraordinary Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if the shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked.  All valid proxies received at least two hours prior to the Meeting will be voted in accordance with the instructions specified by the shareholder.  If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above.  If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about December 4, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on December 3, 2007 will be entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof.  On November 25, 2007, the Company had issued and outstanding 19,541,269 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 25, 2007, the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel	2,810,365 (1)	14.34%
Roy Zisapel	1,028,841 (2)	5.16%
P.A.W. Capital Corp.	1,011,400 (3)	5.18%
FMR LLC	1,929,863 (4)	9.88%
Rima Management, LLC	1,033,682 (5)	5.29%
All directors and executive officers as a group (12 persons)	4,313,111 (6)	21.19%

(1)

Consists of 2,750,365 shares and 60,000 options which are fully vested at the date of this Proxy Statement.

(2)

Consists of 628,841 shares and 400,000 options which are fully vested or will be vested in the 60 days following the date of this Proxy Statement. In addition to the position stated in the table, Mr. Roy Zisapel is the beneficiary of a trust that, as of May 2006, the date on which the trust was established by him, held 229,142 ordinary shares.  The trust is irrevocable and is scheduled to expire in May 2008.  Mr. Zisapel does not control the trust and has limited access to information concerning activities and holdings of the trust.  He disclaims beneficial ownership of the shares held in the trust.

(3)

Includes 1,000,400 shares beneficially owned by P.A.W., Capital Corp., a Delaware corporation, and Peter W. Write, President of P.A.W. Capital Corp. This information is based on P.A.W.’s last filed form 13G/A dated March 21, 2007.

(4)

Includes shares beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940, shares beneficially owned by Pyramis Global Advisors, LLC, an indirect wholly owned subsidiary of FMR Corp., and an investment adviser registered under section 203 of the Investment Advisers Act of 1940 , as a result of its serving as an investment manager to institutional accounts, non-U.S. mutual funds or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares, and shares are held by Fidelity International Limited, an investment advisor to various investment companies, and various foreign-based subsidiaries. This information is based on FMR’s last filed form 13G dated November 13, 2007.

(5)

This information is based on Rima’s last filed form 13G dated November 16, 2007.

(6)

Consists of 3,497,361 shares and 815,750 options which are fully vested or which will be fully vested within the next 60 days.

ITEM 1
APPROVAL OF COMPENSATION

TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

Our future success depends in large part on the continued services of our senior management and key personnel.  In particular, we are highly dependent on the services of Mr. Roy Zisapel, our President and Chief Executive Officer. Mr. Roy Zisapel is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since our inception in May 1996.

In recognition of the importance of Mr. Zisapel’s services to the Company and taking into account, among other factors, the salary levels of other senior managers in the industry, the Board of Directors (with Mr. Roy Zisapel and Mr. Yehuda Zisapel abstaining) has approved, following the recommendation and approval of the Compensation Committee and the Audit Committee of the Board of Directors, to improve the terms of compensation of Mr. Zisapel, by increasing his annual basic salary from $200,000 to $250,000. The annual performance based bonus of $100,000 (approved by the shareholders in October 2006) shall remain unchanged.

Since Mr. Roy Zisapel is also a director of the Company, his compensation requires the approval of the Audit Committee, Board of Directors and shareholders, as required under the Israeli Companies Law, 1999 (the “Companies Law”). The Audit Committee and Board of Directors approved this grant.

It is therefore proposed that at the Meeting the following resolution will be adopted:

“RESOLVED, that the compensation of the Chief Executive Officer, as described in Item 1 of the Company’s Proxy Statement dated November 26, 2007, be, and the same hereby is, approved”.

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors (excluding Messrs. Roy Zisapel and Yehuda Zisapel) recommends a vote FOR the approval of the proposed resolution.

ITEM 2

APPROVAL OF OPTION GRANTS TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

In recognition of the importance of Mr. Roy Zisapel to the Company, and considering Mr. Zisapel was last granted options in 2003, the Board of Directors (with Mr. Roy Zisapel and Mr. Yehuda Zisapel abstaining) has also approved, following the recommendation and approval of the Compensation Committee and the Audit Committee, the grant to Mr. Roy Zisapel of options to purchase 500,000 Ordinary Shares. In order to provide Mr. Zisapel with greater incentive to maximize shareholder value, the exercise of these options is contingent upon the increase in the market price of our Ordinary Shares.

The proposed terms of the options are as follows:

•

Exercise price equal to the fair market value of the Ordinary Shares as of the last trading day before the Meeting (i.e., the share’s closing price on NASDAQ on December 30, 2007);

•

Vesting shall be as follows:

•

125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $19.00 or more for 22 consecutive trading days at any time following the date of the Meeting. Based on the last reported closing share price on NASDAQ ($13.37), this means an increase of 42% from the current share price;

•

125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $21.00 or more for 22 consecutive trading days at any time following the date of the Meeting. Based on the last reported closing share price on NASDAQ ($13.37), this means an increase of 57% from the current share price;

•

125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $23.00 or more for 22 consecutive trading days at any time following the date of the Meeting. Based on the last reported closing share price on NASDAQ ($13.37), this means an increase of 72% from the current share price; and

•

125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $25.00 or more for 22 consecutive trading days at any time following the date of the Meeting. Based on the last reported closing share price on NASDAQ ($13.37), this means an increase of 87%% from the current share price.

•

the options would have a term of 7 years;

•

All other terms and conditions in connection with the above options shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended.

The Board of Directors believes that by tying the vesting of the options to the Company’s stock performance, the Chief Executive Officer will be compensated based on his contribution to the performance of the Company and maximizing shareholder value.

For details about Mr. Roy Zisapel’s salary compensation, see Item 1.

Since Mr. Roy Zisapel is a director of the Company, the grant of options requires the approval of the Audit Committee, Board of Directors and shareholders, in accordance with the Companies Law. The Audit Committee and Board of Directors approved this grant.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the grant of options to purchase 500,000 Ordinary Shares to Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Item 2 of the Company’s Proxy Statement dated November 26, 2007 be, and the same hereby, is approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the matter.

The Board of Directors (excluding Messrs. Roy Zisapel and Yehuda Zisapel) recommends a vote FOR the approval of the proposed resolution.

ITEM 3
OTHER BUSINESS

Management currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of the Extraordinary General Meeting of Shareholders, dated November 26, 2007; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

    CHRISTOPHER MCCLEARY

Executive Chairman of the Board of Directors

ROY ZISAPEL

President and Chief Executive Officer

Dated:  November 26, 2007